Exhibit 1
ARTICLES OF INCORPORATION
OF THE HELLENIC
TELECOMMUNICATIONS ORGANIZATION S.A.
(OTE S.A.)
CHAPTER A
CORPORATE NAME — OBJECTS — CORPORATE SEAT — SHARE
CAPITAL — INCREASE OF SHARE CAPITAL
Article 1
Corporate name
1.	The corporate name of the Company is “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.”, with distinctive title “OTE S.A.” or “OTE”.

2.	In its transactions in foreign countries, the Company will use the corporate name in exact translation and its distinctive title in Latin or other letters, as well as its logo.

3.	In English, this corporate name is “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” and its equivalent in other languages. OTE also uses for its transactions, in Greece or abroad, the English corporate names “HELLENIC TELECOMMUNICATIONS” or “HELLENIC TELECOM” and their equivalents in other languages as well as the following corporate names “TELECOMMUNICATIONS OF GREECE”, “GREEK TELECOMMUNICATIONS”, “GREECE-TELECOMMUNICATIONS”, “HELLAS-TELECOMMUNICATIONS”.
Article 2
Object
1.	The object of the Company is the exercise of the following activities:
a)	The installation, operation, exploitation, management and development of every kind of e-communications networks as well as e-communications infrastructure and related services, on a local, national, interstate, and international level.

b)	The provision, development, exploitation and management of local, national and international telecommunications and all services connected thereto, such as the following (but without limitation thereto): voice services, data and picture, in real time or not, the production, gathering, storage, retrieval, processing, management, switch, transmission and provision of information, in real time or not in a compressed or other format, using every type of technological means of switch and transmission which is already in use or to be developed in the future, as well as the study and creation of every project related thereto.
c)	The provision, development, exploitation and management of local, national and international e-communications services and facilities and services related to, such as the following (but without limitation thereto): provision of chargeable services which consist of full or partial transmission of signals to e-communications networks, included telecommunication services and transmission services to networks used for radio and TV broadcasts.

d)	The development, installation, operation, management and exploitation of services of every nature relating to mobile or fixed communications.

e)	The development, installation, exploitation of satellite communications of every nature and the provision of satellite communications to third parties or the imposition of encumbrances thereupon.

f)	The undertaking of activities connected to telecommunications, including the designing of systems as well as the development, production, use, sale, renting, leasing and maintenance of telecommunications equipment.

g)	The acquisition of title in telecommunications equipment and of the media for the provision of telecommunications services and the acquisition of rights of ownership, use or exploitation by means of purchase, lease or otherwise, of moveable or fixed assets or of rights wherever such may be located, and the right to dispose of the same or to impose encumbrances upon the same.

h)	The development, installation, operation, management and exploitation of new services, based on new technological developments in the field of telecommunications, information systems, multimedia, and the internet, as well as of any other service that can be offered through the network of the Company or through other networks to which the Company, has or may have access.

i)	All services relating to the provision or control of content that is transmitted through networks as well as services of e-communications and Information Society services that do not fully or partly related to the transmission of signals to e-communications networks, i.e. every service usually made available against charges/fees and through electronic means, i.e. through electronic processing equipment (digital compression included) or data storage and which service is offered, transmitted and received fully by means of a telephone line, radio transmission, optical fibre or other electromagnetic means, from a distance and following the personal selection of a service recipient.

2.	During the implementation of its plans the Company also exercises the following activities:

a)	the establishment in general of subsidiary companies, with the participation or not of third parties, natural or legal persons, of private law or public law, within or outside the European Union, which will exercise the aforementioned activities or business fields as decided by the Company’s Board of Directors.

b)	the participation of the Company or that of its subsidiary companies in the meaning of Article 42e of C.L.2190/1920, in foreign telecom organizations and companies which exercise any activity related to the activities of the Company, or develop new technologies, systems, activities relevant to communications and any other connected, in the broader sense, activity, as well as [participation in] other legal persons within Greece or abroad.

c)	the provision of services and the growth of business initiative by the Company or its subsidiary companies or by companies it incorporates or by joint-ventures,

collaborations or co-operations of any kind in which the Company or its subsidiary companies participate, in the following fields:
•	portfolio management.

•	the elaboration of technical, economic, organizational studies having the object of the construction, operation, organization, administration, maintenance of any kind of telecommunications installations, units or projects, including pilot and any other kind of constructions.

•	the provision of services for the electronic processing of data, use of computes, data bases and services through the Internet.

•	the professional training of the human resources of the Group, other connected undertakings and organizations and the support of third parties operation with personnel.

•	the development of every financial activity such as the granting of guarantees or loans in favor of third parties and subsidiary companies in the sense described hereabove with which such third parties or the Company or its subsidiary companies cooperate or participate in common business plans, the issuance of bills of exchange, bills, bonds or other negotiable instruments, granting of liens and encumbrances and any other commensurate action which is considered to be supportive of the development of the activities of the Company and its subsidiaries, even if such is not expressly referred to. Additionally, the undertaking of any commercial or investment activity and giving priority to the implementation of projects of high technology in the field of telecommunications, in the broader sense.

•	the exploitation of the real estate, maintenance, expansion and administration of real estate in use and in general the involvement in the international market of real-estate business, classified under any functional form and category.
Article 3
Corporate Seat
The corporate seat of the Company is the Municipality of Maroussi.
The Company, by means of a resolution adopted by its authorized bodies, may incorporate branch offices, agencies and agent offices or offices in areas of Greece or abroad. Each and every resolution adopted in relation to such matters shall include a summary of the terms of the operation and management of the aforementioned branch offices, agencies and agent offices or other offices.
Article 4
Duration
The duration of the Company is determined at one hundred years as of the date of publishing in the Government Gazette of No. 88498/96 Common Ministerial Decision (GG, Issue B’ 1165/27.12.1996). The duration of the Company can be extended at any time, pursuant to a resolution of the shareholders General Assembly.

Article 5
Share Capital
1.	The share capital of the Company amounts to Euros one billion, one hundred seventy one million, four hundred fifty-nine thousand, four hundred twenty-nine and seventy-one cents (1.171.459.429,71) and is divided into four hundred ninety million, one hundred fifty thousand three hundred eighty-nine (490.150.389) ordinary registered shares of nominal value two Euros and thirty nine cents (2.39) each.

2.	The Share capital was determined as follows:
(a)	Pursuant to the resolution dated 06.03.1996 Self-Called General Assembly of the shareholders, and pursuant to the provisions of Law 2374/1996 which governs the “Introduction of stock of the Hellenic Telecommunications Organization S.A. (“OTE”) in the Athens Stock Exchange (“X.A.A.”) and other provisions” the share capital of the Company amounted to three hundred and sixteen billion four hundred and ninety-nine million one hundred and forty-eight thousand (316,499,148,000) Drachmas divided into four hundred and twenty-one million nine hundred & ninety-eight thousand eight hundred and sixty-four (421,998,864) common registered shares of nominal value seven hundred and fifty (750) Drachmas each. Following this and pursuant to the resolution adopted on 14.6.1997 at the Extraordinary General Assembly of the shareholders, the share capital of the Company was increased by twenty three billion, seven hundred and thirty seven million, four hundred and thirty six thousand, two hundred and fifty Drachmas (23,737,436,250), with the payment in cash and the issuance of thirty-one million, six hundred and forty nine thousand, nine hundred and fifteen (31,649,915) new common registered shares with nominal value of seven hundred and fifty Drachmas (750) each. As a consequence of the aforementioned increase, the share capital of Company amounted to three hundred and forty billion, two hundred and thirty six million, five hundred and eighty four thousand, two hundred and fifty (340,236,584,250) Drachmas, divided into four hundred and fifty three million, six hundred and forty eight thousand, seven hundred and seventy nine (453,648,779) common registered shares, of nominal value seven hundred and fifty Drachmas (750) each.

(b)	Pursuant to the resolution dated 17.6.1998 of the Ordinary General Assembly of the shareholders, the share capital was increased by thirty seven billion, eight hundred and four million, sixty-five thousand Drachmas (37,804,065,000), from the capitalization of the reserves that resulted from the readjustment of the value of the real property of the Organization which took place on the 31.12.1996 in accordance with the provisions of Law 2065/1992, and with the issuance of fifty million, four hundred and five thousand, four hundred and twenty (50,405,420) new common registered shares, with a nominal value of seven hundred fifty (750) Drachmas each. As a consequence of the aforementioned increase, the share capital of the Company amounted to three hundred and seventy eight billion, forty million, six hundred and forty nine thousand, two hundred and fifty Drachmas (378,040,649,250), divided into five hundred and four million, fifty four thousand, one hundred and ninety nine (504,054,199) common registered shares with a nominal value of seven hundred and fifty Drachmas each.

(c)	Pursuant to the resolution dated 25.6.2001 of the Ordinary General Assembly of the shareholders the denomination and conversion pursuant to the provisions of Law 2842/2000 of the nominal value of the share and of the share capital into Euro was approved as was the decrease of the share capital, as a result of rounding down, by one hundred and seventy six million, four hundred and eighteen thousand, nine hundred and seventy (176,418,970) Drachmas or five hundred and seventeen thousand, seven hundred and thirty seven Euro and twenty six cents (517,737.26), with the creation of a special depositary account “Difference resulting from the conversion of share capital into Euro”. As a consequence of the aforementioned the nominal value of the share is now seven hundred and forty nine and sixty five

(749.65) Drachmas or two Euro and twenty cents (2.20) each, and the share capital of the three hundred and seventy eight billion forty thousand, six hundred and forty nine, two hundred and fifty (378,040,649.250) Drachmas was decreased by the aforementioned amount and now amounts to three hundred and seventy seven billion, eight hundred and sixty four million, two hundred and thirty thousand, two hundred and eighty (377,864,230,280) Drachmas or one billion, one hundred and eight million, nine hundred and nineteen thousand, two hundred and thirty seven Euro and eighty cents (1,108,919,237.80) and is divided into five hundred and four million, fifty four thousand, one hundred and ninety nine (504,054,199) ordinary registered shares of nominal value as set out hereinabove.
(d)	Pursuant to a resolution dated 17.10.2002 of the Extraordinary General Assembly of the Shareholders, the share capital was increased by ninety fine million seven hundred and seventy thousand, two hundred and ninety seven euros and eighty one cents (95,770,297.81) arising from capitalization of reserves at the amount of ninety four million five hundred and eighteen thousand, three hundred and twenty nine euros and eighty two cents (94,518,329.82) that resulted from the readjustment of the value of the real property of the Company which took place on 31.12.2000 in accordance with the provisions of Law 2065/1992, and at the amount of one million two hundred and fifty one thousand, nine hundred sixty seven euros and ninety nine cents (1,251,967.99), from non distributed reserves of a previous capitalization which took place on 31.12.1996, in accordance with the same above provisions. The above capitalization was effected by the increase of the nominal value of the shares at 19 cents (0.19) each.

As a consequence of the aforementioned share capital increase, the share capital of the Company amounted to Euros one billion two hundred four million, six hundred eighty nine thousand, five hundred and thirty five and sixty one cents (1.204.689.535,61) and is divided into five hundred and four million, fifty four thousand, one hundred and ninety nine (504.054.199) ordinary registered shares of nominal value two Euros and thirty nine cents (2,39) each.

(e)	By its resolution of 17.06.04 the Ordinary General Shareholders Assembly reduced the share capital by 30,579,811 euros following the cancellation of 12,794,900 shares which the General Shareholders Assembly had authorized the company to purchase, pursuant to Article 16 of Codified Law 2190/1920, with a view to supporting the share price; the said shares were neither sold nor distributed within the deadlines stipulated in the aforementioned Article. By virtue of this reduction, the share capital of the company currently amounts to Euros one billion, one hundred seventy four million, one hundred nine thousand, seven hundred twenty four and sixty one cents (1,174,109,724.61) and is divided into four hundred ninety one million, two hundred fifty nine thousand two hundred ninety nine (491,259,299) ordinary registered shares of nominal value two Euros and thirty nine cents (2.39) each.

(f)	By resolution of the Repeated General Shareholders Assembly dated 06.07.2005, the share capital has been reduced by 1,616,643.80 euros following the cancellation of 676,420 shares of which 531,870 had been purchased by the company and 144,550 had been transferred thereto through NYSE whereat they had been initially purchased, pursuant to Article 16 of C.L.2190/1920 and after authorization by the General Shareholders Assembly with a view to supporting the company’s share price; the said shares had been neither sold nor distributed within the timeframe provided for in the above-mentioned Article. Following the above reduction the share capital of the company amounts to one billion, one hundred seventy two million, four hundred ninety-three thousand, eighty and eighty-one cents (1.172.493.080,81) and is divided into four hundred ninety million, five hundred eighty-two thousand eight hundred seventy-nine (490.582.879) ordinary registered shares of nominal value two Euros and thirty nine cents (2.39) each.

(g)	By resolution of the Repeated General Shareholders Assembly dated 31.07.2006, the company’s share capital has been reduced by 1,033,651.10 euros due to the cancellation of 432,490 own shares pursuant to Article 16 of C.L.2190/1920 and following authorization by the General Shareholders Assembly with a view to supporting the company’s share price; the said shares had been neither sold nor distributed within the timeframe provided for in the above-mentioned Article. Following the above reduction the share capital of the company amounts to one billion, one hundred seventy-one million, four hundred fifty-nine thousand, four hundred twenty-nine and seventy-one cents (1.172.459.429,71) and is divided into four hundred ninety million, one hundred fifty thousand three hundred eighty-nine (490.150.389) ordinary registered shares of nominal value two Euros and thirty nine cents (2.39) each.
Article 6
Capital Increase
1.	Without prejudice to paragraph 2 of the present Article, it is determined that within five (5) years from the relevant decision of the General Assembly, the Board of Directors upon a resolution adopted by a majority of 2/3 of its members is entitled to:
(a)	Increase the share capital with the issuance of new shares. The amount of the increases cannot exceed the amount of the share capital that has already been initially paid in or of the capital that has been paid in at the date of the adoption of the relevant resolution of the General Assembly.

(b)	Issue bonds up to an amount not exceeding half of the paid-in share capital by means of the issuance of a bond convertible each time into shares. Upon converting bonds to shares, the company’s share capital will be increased by equivalently.
The said share capital increases do not constitute any amendment to the Articles of Incorporation.

The powers mentioned hereinabove of the Board of Directors may be renewed by the General Assembly for a period not exceeding five (5) years per each renewal.

2.	As an exception to the provisions of the previous paragraph, in the event the capital reserves of the Company exceed one fourth (1/4) of the paid-in share capital, then the increase of share capital through new shares or the issuance of bonds convertible to shares will necessitate resolution by the General Shareholders Assembly.
CHAPTER B
ADMINISTRATION BODIES- PROHIBITION OF COMPETITION
Article 7
Administration Bodies
The administrative bodies of the Company are the Board of Directors and the Managing Director.

Article 8
Board of Directors
1.	Not withstanding the provisions of Article 12 hereunder, the Board of Directors, in its capacity as the top administrative body of the Company, mainly forms the strategy and development policy of the Company. First and foremost obligation of the Board of Directors is to look to the enhancement of the long-term value of and Company and protection of the general interests thereof. Within its scope of authority, the Board of Directors resolves upon every matter pertaining to the Company’s administration, the management of its assets and generally to the attainment of its object, with the exception of those matters falling within the exclusive competence of the General Assembly.

2.	More specifically, the Board of Directors:
a)	Introduces all the items of the agenda to the General Assembly.

b)	Prepares and approves upon the recommendation of the Managing Director, the annual financial statements of the Company and submits them to the Ordinary General Assembly together with the auditors’ report.

c)	Convokes the Ordinary or Extraordinary General Assembly of the shareholders of the Company, when such is provided for under the law or is deemed necessary.

d)	Approves the strategy of the Company including its inter-business cooperation with the aim of reinforcing its competitive position in the Greek and international market.

e)	Is informed systematically on the course of the Company and the implementation of its program with a view to protecting the Company’s broader interests.

f)	Decides upon the establishment of subsidiaries and upon the participation in other companies in Greece or abroad, pursuant to Article 2 of these Articles of Incorporation.

g)	Decides upon the establishment of branches and offices in Greece and abroad

h)	Devolves specific responsibilities to members of the Board of Directors or Company officers or third parties or Board Committees

i)	Takes measures to stabilize and further enhance the Company’s share price on the Athens Stock Exchange

j)	Decides upon the increase of share capital by way of issuing new shares and by raising a bond loan convertible to shares, in accordance with a resolution adopted by the General Shareholders Assembly and for as long as such resolution remains in effect, under the terms and conditions laid down in Article 6 herein.

k)	Decides at its own discretion to issue an ordinary bond loan, or a bond loan against tradeable shares, defining in its decision the type, the amount and the terms thereof.
Article 9
Election, Composition and Term of the Board of Directors
1.	The Board of Directors consists of nine (9) or eleven (11) members, which may be or not be shareholders of the Company. Directors are distinguished between executive and non-executive Directors; at least two of the Directors of the Board must be independent.

Board Directors are elected by the General Shareholders Assembly, which at every meeting resolves upon the exact number of Directors of the Board and appoints two independent Directors from amongst them.
2.	Board Directors are elected by the General Shareholders Assembly and serve for a three (3) year term. The Board’s synthesis is renewed by 1/3 of its Directors every year. When eleven (11) Directors serve on the Board and in order to achieve the number corresponding to one third of renewable Directors for the year, the fraction that results therefrom is omitted on the first two years. In this case, on the third year, the remaining number of Directors is renewed up until the filling of eleven (11) members. Without prejudice to paragraph 4 of the present Article, the term of each Director commences on the day of its election by the General Shareholders Assembly and terminates three (3) years from the election, on the day the General Shareholders Assembly meets.

3.	Exceptionally, in cases where all Directors have been replaced, the General Shareholders Assembly will- if they have decided upon the election of a nine (9) Director Board- elect three (3) Directors for a one-year term, three (3) Directors for a 2-year term and three (3) Directors for a three (3) year term; if the General Shareholders Assembly have decided the election of an eleven (11) Director Board, then three (3) Directors will serve for one year, three (3) Directors will serve for two years and five (5) Directors will serve for three years. The length of term of each Director will be determined upon the number of votes they receive at the General Shareholders Assembly so that, the three (3) Directors with the top number of votes in a nine (9) Director Board and the five (5) Directors with the top number of votes in an eleven (11) Director Board will serve a term of three years, the second tier of Directors will serve a term of two years and the remaining one tier of Directors will serve for one year. In case of equality in votes, selection shall take place by lot.

4.	Board Directors may always be reelected and can be revoked any time by the General Shareholders Assembly

5.	In the event of resignation, death or any other reason of one or more than one Directors prior to the expiration of their term, the Board shall, with at least five (5) of the remaining Directors, present or represented, elect temporary replacement(s) for the remaining term of service of the Director(s) being replaced and under the same capacity of executive, non-executive or independent Director. The election(s) are subject to approval at the next General Shareholders Assembly (ordinary or extraordinary). The actions of the replacing Directors, thus elected, are valid even if their election is not approved at the General Shareholders Assembly.

6.	The continued absence or non-representation of a Director at the meetings of the Board of Directors for more than six (6) months is deemed to be equivalent to the resignation of such Director; the Board will resolve thereupon at its first meeting immediately after the resignation has taken effect.

7.	Any Director notice of resignation must be sent to the Board of Directors and takes effect upon its reception thereby, without prior approval.

8.	The terms of compensation, remuneration, other fees and provision of services of Directors are recommended by the Board of Directors and approved by the General Shareholders Assembly. If Directors elected to the Board are among the Company’s personnel, they will be considered to be on the service of the Company during their Board term, and will be paid their normal wages without being eligible to the remuneration of the other Directors serving on the Board.

Article 10
Incorporation and Operation of the Board of Directors
1.	Immediately following its election by the General Shareholders Assembly, and every time the Chairman or the Managing Director or the Vice-Chairman positions are vacant the Board of Directors convenes and is incorporated as a body. In such cases the status of Directors as executive or non-executive members is defined. The status of executive or non-executive members is defined by the Board of Directors which is obliged to appoint as non-executive those members who are defined as independent members by the General Shareholders Assembly. In every situation when the Board is incorporated as a body, the independent Board members as defined at the General Shareholders Assembly will maintain their capacity throughout their tenure unless during their term of service the General Shareholders Assembly decides differently on their status. The first convocation of the Board following its incorporation as a body may be made by any one of its members. During the said meeting, the Chairman, the Vice-Chairman and the Managing Director will be elected. The capacity of Chairman of the Board and Managing Director may be combined in the same person. In subsequent meetings, the Board of Directors convenes at the corporate seat of the Company and upon invitation by its Chairman, once every calendar month at a time and day designated by the Chairman and extraordinarily when the Chairman deems it necessary, without prejudice to paragraph 4 of the present Article.

2.	The Vice-Chairman replaces the Chairman in case the latter is absent or unable to perform his duties. Should the Vice-Chairman is absent or unable to perform his duties, the Chairman of the Board designates a Board Director to act as Vice-Chairman; in case such Board Director refuses or is unable to act as deputy, then the Board of Directors designates another Director before the commencement of the meeting and discussion of the agenda.

3.	The Chairman sets the agenda of the meetings, chairs the meetings of the Board and coordinates its works.

4.	Upon request of at least two (2) Board Directors, wherein issues to be discussed must defined under a specific procedure, the Chairman must extraordinarily convoke the Board, defining the Board’s meeting date, which cannot be more than ten (10) days from the day the request was made. The Chairman enlists the issues requested by the two Board Directors to the agenda as well as any other issue he considers appropriate for discussion.

5.	The Chairman sets the agenda of the meetings and the issues are included in the invitation, which is sent to the directors at least two (2) working days before the commencement of the meeting.

6.	The Board of Directors stands in quorum and holds a lawful meeting, when half plus one of its Directors are present or represented thereat. The fraction that results from the calculation of the number necessary for quorum is omitted. Every Director may represent only one Director. The resolutions of the Board of Directors are adopted by absolute majority of the Directors present and represented, unless stipulated differently in the law in force or under the present Articles of Incorporation.

7.	Minutes are kept in every meeting of the Board of Directors which are ratified in the next meeting or, in exceptional cases, on the same day. Copies or excerpts of the book of minutes are ratified by the Chairman or his Deputy. A special department within the Company provides secretarial support to the Board of Directors whilst the Board’s Secretary is not a member of the Board.

8.	Following the invitation of the Board’s Chairman, the General Legal Counsel and officers of the Company and/or affiliated Companies and/or third parties may attend the meetings of the Board, without voting rights, to the extend that issues pertaining to their responsibilities are discussed.

Article 11
Liability of the Members of the Board of Directors
Each member of the Board of Directors of the Company is liable to the Company during the management and administration of company matters in accordance with the provisions of Codified Law 2190/1920.
Article 12
Managing Director
1.	The Managing Director is the chief executive officer of the company, heads all the departments of the Company, directs their work, adopts the necessary decisions within the context of the provisions governing the operation of the Company, of the approved programs and the budgets and has the statutory authority and whatever ad hoc responsibilities granted to him by the Board of Directors, exercised either in person or by proxy, at his discretion, to:
a)	participate, represent and bind the Company in the General Shareholders Assemblies of the affiliated companies pursuant to article 42e of the Codified law 2190/1920.

b)	represent and bind the Company in any and all its relations vis-à-vis affiliated companies pursuant to article 42e of the Codified law 2190/1920, undertakings, as well as in any other common with other person’s business activity, inside and outside of Greece.

c)	Submit to the Board of Directors of the company the proposals and instructions necessary for the implementation of the Objects of the Company.

d)	Decide upon and executes agreements of an object, up to the amount specified by resolution of the Board of Directors.

e)	Decide upon the internal organization and takes all the necessary measures for the upgrading and effective use of the personnel.

f)	Represent and bind the Company in all the issues related to the negotiation and conclusion of operational collective labour conventions as well as at the process of mediation and arbitration before the Organism of Mediation and Arbitration (O.ME.D.) and any other competent body, institution and authority.
2.	When absent or impeded, the Managing Director is substituted by the Vice-Chairman of the Board of Directors.
Article 13
Representation of the Company
The Managing Director represents the Company in Courts, extrajudicial proceedings and before every Authority for every act, be it under his own authority or the authority of the Board of directors, acting in person or by granting proxy rights to third persons to represent the Company, by decision thereof unless a notary type is required pursuant to the law.
If the Company must appear in person in Court, before the District Attorney, the Tax Authorities or the Local Authorities or any other Authority, such appearance will be made by proxy, either an attorney or a Company employee designated by decision of the Managing Director or if the Company must take oath, the oath-taking process will be undertaken by the Managing Director or his deputy or an employee of the Company specifically designated by decision of the Managing Director.

Article 14
Non Competition
1.	The members of the Board of Directors and their relatives up to the second degree, the General Directors and their relatives up to the second degree as well as the personnel of the Company, are prohibited from effecting, either on separate occasions or on a professional basis, any commercial activities similar to the objects of the Company, for their own account or on behalf of third parties, or from being members of the board of directors, senior managers, employees or agents of companies having objects similar to those pursued by the Company, as well as from participating in the capacity of partner or to hold a substantial interest in the share capital of another company having similar objects to that of the Company, without the consent of the General Assembly of the Company. The aforementioned prohibitions do not apply to participations in the Company’s affiliated companies.

2.	In the event that the aforementioned provision is breached, the Company retains the right to request compensation.

3	The prohibition of paragraph l of the present Article is in effect for a period of two years following the termination of the tenure of any member of the Board of Directors, for any reason whatsoever, or after the resignation from the Company of an officer who has served as General Director or in the senior management thereof during the preceding two years.
CHAPTER C
POWERS OF THE GENERAL ASSEMBLY- CONVOCATION OF THE GENERAL ASSEMBLY-NOTIFICATION AND AGENDA- SUBMISSION OF DOCUMENTS FOR PARTICIPATION IN THE GENERAL ASSEMBLY-REGISTER OF SHAREHOLDERS HAVING THE RIGHT TO VOTE- ORDINARY QUORUM- EXTRAORDINARY QUORUM-CHAIRMAN AND SECRETARY OF THE GENERAL ASSEMBLY DAILY AGENDA- RESOLUTION TO EXONERATE MEMBERS OF THE BOARD OF DIRECTORS- MINORITY RIGHTS
Article 15
Powers of the General Assembly of the Shareholders of the Company
1.	The General Assembly of the shareholders of the Company is the foremost body of the Company and has the right to resolve upon all matters concerning the Company unless otherwise specified in these Articles of Incorporation.

2.	Every shareholder of fully paid in shares having the right to vote may participate in the General Assembly of the shareholders of the Company according to the number of shares held by the same.

3.	The resolutions of the General Assembly also bind those shareholders who are absent or disagree.
Article 16
Convocation of the General Assembly of Shareholders
1.	The General Assembly of the shareholders of the Company is convoked by the Board of Directors and ordinarily convenes at the corporate seat of the Company at least once a year,

and in any case always within the first six (6) months as of the expiry of every fiscal year. The Board of Directors may convoke the General Assembly of shareholders of the Company in an extraordinary assembly, if deemed expedient.
Article 17
Notification — Daily Agenda of the General Assembly of the Shareholders of the Company
1.	The notification of the ordinary or extraordinary General Assembly of the shareholders of the Company and of every repeated General Assembly must specify the venue, the date and the time of the assembly as well as the issues of the daily agenda. The Board of Directors of the Company decides the issues of the daily agenda in the same resolution of the convocation of the General Assembly of the Shareholders. The notification is posted at a visible position of the offices of the Company and is published pursuant to the appropriate provisions.

2.	The notification for an ordinary or an extraordinary General Shareholders Assembly, except for repeated or equivalent to the latter General Shareholders Assemblies, is published ten (10) days before the General Assembly of the shareholders of the Company in the Series of Societes Anonymes of the Official Government Gazette and, whenever provided for under the law twenty (20) days before the General Assembly. In the event of repetition of the General Assemblies the aforementioned time limits are reduced by one half. These deadlines are inclusive of holidays. The date of publication of the invitation to the General Shareholders Assembly and the date of the Assembly itself are not to be counted for the above mentioned deadlines. The General Shareholders Assembly cannot take place on a holiday.

3.	Ten (10) days before the ordinary General Assembly every shareholder is entitled to receive from the Company its annual financial statements, the respective reports of the Board of Directors and the certificate of the auditors as well as the that of the auditor specified in Article 26, paragraph 1 of the present Articles of Incorporation.
Article 18
Submission of Documents for Participation in the General Assembly
1.	The shareholders who wish to participate in person or by proxy in the General Assembly must, pursuant to the law and the present Articles of Incorporation, reserve in part or in full their shares through their custodian or declare such reservation at the Central Securities Depository S.A, and submit evidence of such reservation at the Company’s counters at least five (5) calendar days before the day of the General Assembly. The documents of authorization of the shareholders’ representatives are submitted to the Company’s counters within the same time limit. The shareholders having the right to participate in the general Assembly may be represented at the same by proxy whom they have legally authorized and they must also have duly and timely produced the above-mentioned documents to the counters of the Company.

2.	Shareholders who have not complied with the provisions of paragraph 1 of the present Article may participate in the General Assembly upon permission by the latter.
Article 19
Register of Shareholders having the Right to Vote
Forty eight (48) hours before each General Assembly the Board of Directors is under the obligation to post in a visible position of the registered offices of the Company a register of shareholders having the right to vote at the General Assembly together with all notices of any proxies thereof, the number of shares and votes held by each and the addresses of the shareholders and of their proxies.
Article 20
Ordinary Quorum and Majority of the General Assembly
1.	The General Assembly is in quorum and convenes validly on the issues of the agenda when it is represented by at least twenty (20) percent of its paid-in share capital.

2.	In the event that such quorum does not exist during the first convocation a new repeated assembly is held within twenty (20) days of the date of the assembly which was cancelled. The repeated assembly is in quorum and convenes validly on the issues of the daily agenda irrespectively of the percentage of the paid in share capital represented at the same.

3.	The resolutions of the General Assembly are adopted upon an absolute majority of the votes represented at the assembly.
Article 21
Extraordinary Quorum and Majority
1.	Exceptionally the General Assembly is in quorum and convenes validly on the issues of the agenda in the event that two thirds (2/3) of the paid-in share capital are represented at the same, with regard to matters relating to:
(a)	Merger or dissolution of the Company.

(b)	Increase or decrease of the share capital, with the exception of cases which are governed by different provisions under the law or the present Articles of Incorporation

(c)	Issuance of bond loans

(d)	Amendment of the manner of allocation of profits.

(e)	Increase of the liability of shareholders.

(f)	Limitation or cancellation of the preemption rights of existing shareholders in the event of increases to the capital by means of payment in cash or contributions in kind.

(g)	Amendment of the special majority of the Board of Directors provided in Article 6 paragraph 1 of the present Articles of Incorporation.

(h)	Amendment of this present Article.
2.	In the event that the quorum of the preceding Article is not achieved during the first assembly, within twenty (20) days of this assembly and upon prior notification of at least ten (10) complete days, the first repeated assembly is held, which is in quorum and convenes validly on the issues of the initial agenda when at least one half (1/2) of the paid in share capital is represented at the same.

3.	In the event that this second quorum is not achieved the General Assembly convenes once again within twenty days as of the first repeated assembly, upon prior notification of at least ten (10) complete days, and is in quorum and convenes validly on the issues of the initial agenda when at least one third (1/3) of the paid in share capital is represented at the same.
4.	All of the resolutions of paragraph 1 of the present Article are adopted upon a majority of 2/3 of the votes represented at the assembly.
Article 22
Chairman — Secretary of the General Assembly of the Shareholders of the Company
1.	The General Assembly of the shareholders of the Company is temporarily chaired by the chairman of the Board of Directors or, when he is impeded from attending, by his deputy, pursuant to the provisions of Article 10 hereunder. The duties of the secretary are carried out temporarily by the person appointed by the chairman.

2.	Following approval of the register of shareholders having the right to vote, the assembly then elects its chairman and secretary who also carries out the duties of scrutineer.
Article 23
Minutes of the General Assembly of the Shareholders of the Company
1.	The discussions and resolutions of the General Assembly are limited to those matters appearing on the agenda.

2.	Minutes are held on all issues discussed and resolved upon and are signed by the Chairman and Secretary of the General Assembly.

3.	Copies and excerpts of the minutes are certified by the Chairman of the Board of Directors or by his substitute.
Article 24
Exoneration of the Members of the Board of Directors and of the Auditors
Following the approval of the financial statements, the General Assembly of the shareholders of the Company, upon a special vote carried out on a name-by-name basis, may resolve upon the exoneration of the members of the Board of Directors and the Auditors of the Article 26 paragraph 1 of the present Articles of Incorporation of all liability. The exoneration does not apply in cases of liability of the members of the Board of Directors to the company
Article 25
Rights of Minority Shareholders
1.	In the event of an application by shareholders representing one twentieth (1/20) of all of the paid-in share capital, the Board of Directors is under the obligation to convene an extraordinary General Assembly of the shareholders of the company, stating the date of its convocation, which cannot be more that thirty (30) days form the date of service of the application to the chairman of the Board of directors. Such application must specify the issues of the agenda with clarity. The annual ordinary General Assembly of the shareholders of the

Company may include such issues in its agenda provided that it takes place within the aforementioned period of thirty (30) days.
2.	In the event of an application by the shareholders representing one twentieth (1/20) of all of the paid in share capital, the chairman of the General Assembly of the shareholders of the Company is under the obligation to postpone only once the adoption of a resolution by the ordinary or extraordinary General Assembly of the shareholders of the Company, setting the date of the assembly for the adoption of those resolutions specified in the respective application of the shareholders. The date of the new Assembly cannot be more than thirty (30) days from the date of the postponement.

3.	In the event of an application by the shareholders representing one twentieth (1/20) of all of the paid in share capital, which must be filed with the Company five (5) calendar days before the ordinary General Assembly of the shareholders of the Company, the Board of Directors is under the obligation to:
(a)	Disclose to the General Assembly of the shareholders of the Company all those amounts paid within the previous two years, for any reason whatsoever, to the members of the Board of Directors or to the senior management or to other personnel and every other payment of the Company effected toward such persons, as well as every agreement in force, for any reason whatsoever, with such persons.

(b)	Provide specific information requested with regard to the affairs of the Company, to the extent that such are useful for the appraisal of the issues of the agenda. The Board of directors may refuse to provide the information requested for reasonable cause, stating the respective reasoning in the minutes.
4.	In the event of an application by the shareholders representing one twentieth (1/20) of all of the paid in share capital, which is submitted to the Company within the time limit of the previous paragraph, the Board of Directors is under the obligation to provide, during the General Assembly, or, if it prefers, before the same, their representative with information regarding the development of the company affairs and the condition of the Company’s property. The Board of Directors may refuse to provide the aforementioned information for reasonable cause, stating the respective reasoning in the minutes.

5.	In the cases of paragraphs 3(b) and 4 of the present Article any doubt whatsoever regarding the viability of the reasoning is resolved by the competent Single Member Court of First Instance of the corporate seat of the Company by means of injunctive proceedings.

6.	In the event of applications by shareholders representing one twentieth (1/20) of all of the paid in share capital, the adoption of a resolution on any issue whatsoever on the daily agenda of the General Assembly is effected on a name-by-name basis.

7.	Shareholders of the Company representing at least one twentieth (1/20) of all of the paid-in share capital of the Company have the right to request the audit of the Company by a Court having jurisdiction in the region where the Company has its registered offices. The audit is ordered if it is considered likely that the provisions of law or of the present Articles of Incorporation or of the resolutions of the General Assembly have been violated. Reporting of such violations must take place within two (2) years from the approval of the financial statements of the Company for the year in which such violations are believed to have occurred.

8.	Shareholders of the Company representing at least one twentieth (1/20) of all of the paid-in share capital have the right to request the audit of the Company by the appropriate Court, in accordance with the previous paragraph, provided that as a result of the overall development of the Company, it appears likely that the management of the Company’s affairs was not conducted in a manner compatible with ethical and sound management principles.

CHAPTER D
CHARTERED AUDITORS — FISCAL YEAR — ANNUAL ACCOUNTS —
ALLOCATION OF PROFITS — PAYMENTS OF DIVIDENDS —
GROUNDS FOR DISSOLUTION OF COMPANY — LIQUIDATION
Article 26
Ordinary audits. Chartered accountants
1.	In order for the General Shareholders Assembly to adopt a valid resolution with regard to the yearly financial statements and the consolidated yearly financial statements, the latter must be audited by a chartered accountant-auditor who will issue an audit certificate. Additionally, prior to their publication, semester financial statements, both corporate and consolidated, must be subject to review by a chartered accountant-auditor who will issue a report. The audit certificate and the report shall contain the information provided for by the legislation in force and the regulatory acts issued thereunder.

2.	To this end, the General Shareholders Assembly shall elect an audit company or audit consortium. The audit company selected shall be duly notified and will appoint within one month from such notification one or more auditors who will be responsible for the audits in question. The appointed chartered auditor will monitor the company’s accounts throughout the fiscal year for which he has been appointed.

3.	The selected auditor company or consortium may assign audit work to more than one auditors. In such case, auditors shall assume joint and complete responsibility and shall jointly sign the audit and review reports as well as any other [appropriate] document or accounts.

4.	During the fiscal year, the appointed chartered auditor will monitor the accounting of the company and to this end he will have knowledge of each and every book, account or document, including the minutes of the General Shareholders Assembly and the minutes of the Board of Directors of the company and its affiliates.

5.	The chartered auditor must attend the General Shareholders Assembly and provide information pertinent to the company’s audit.
Article 27
Financial Year
The financial year of the Company is of a twelve-month period and commences on January 1 and ending on December 31 of each year.
Article 28
Financial statements
The financial statements of the Company and the corresponding consolidated accounts (yearly and interim accounts) shall be produced and published pursuant to the legislation in force which governs the Company in its capacity as a listed company in Greece and/or abroad as well as pursuant to any regulatory acts that have entered into force under the said legislation.
Article 29
Allocation of Profits
The following apply with respect to the allocation of profits:

1.	The withholding of the amount necessary for ordinary capital reserve takes precedence, as defined by law, meaning that at least one twentieth (1/20) of the net profits are withheld to this end. Such withholding is no linger mandatory by way of law when the capital reserve is equal to at least one third (1/3) of the paid in share capital.

2.	The minimum permissible limit of the dividend is set at the greater of six percent (6%) of the share capital or thirty five percent (35%) of the net profits. The General Assembly may resolve to allocate the remaining profits at its own discretion; as a case in point, the Assembly may decide on the distribution of shares to Company employees and to its affiliated companies, with such shares coming from an increase of the share capital through capitalization of profits or it may be covered by the shareholders themselves.
Article 30
Payment of Dividend
The shareholders participate in the net profits of the Company upon approval of the annual accounts (annual financial statements) by the General Assembly, and the amount approved to be allocated is paid to the shareholders within two (2) months from the convocation of the ordinary General Assembly of its shareholders which approved the annual financial statements.
Article 31
Grounds of Dissolution of the Company
1.	The Company is dissolved:
(a)	upon the expiry of its term, provided that the General Assembly of the Shareholders has not previously resolved upon the extension of its term,

(b)	by means of a resolution of the General Assembly of the Shareholders of the Company by the extraordinary quorum and majority of Article 21, upon a respective recommendation of the Board of Directors of the Company,

(c)	in the event that the Company is declared bankrupt.
2.	The concentration of all of the shares in one person does not constitute reason for the dissolution of the Company.

3.	In the event that the total of the own funds of the Company, as set out in the balance sheet model form provided under Article 42c of Codified Law 2190/1920 are reduced to half (1/2) or to less than half (1/2) of the share capital, the Board of Directors is under the obligation to convoke the General Assembly within six (6) months from the expiry of the financial year in order to resolve upon the dissolution of the Company or the adoption of another measure.
Article 32
Liquidation
1.	Other than in the event of bankruptcy, the dissolution of the Company is followed by its liquidation. In the event of Article 31, paragraph l (a) hereof, the Managing Director serves as liquidator until the liquidators are appointed by the General Assembly of the shareholders of the Company. In the event of Article 31, paragraph l (b) hereof, the General Assembly of the shareholders of the Company by means of the same resolution also appoints the liquidators.
The Liquidators appointed by the General Assembly may be two (2) to four (4) in number, shareholders or not, of whom one shall be the representative of the minority shareholders. The liquidators exercise all the powers of the Board of Directors related to the procedure and the object of the liquidation, as such have been set by the General Assembly of the shareholders of the Company, the resolutions of which they are under the obligation to abide with. The appointment of the liquidators ipso jure results in the termination of the powers of the members of the Board of Directors.

2.	The liquidators appointed by the General Assembly are under the obligation, as soon as they resume office, to compile an inventory of the Company’s property and to publish the same in the press and in the issue of Societes Anonymes of the Government Gazette, a copy of which is submitted to the Ministry of Development.

3.	The liquidators are under the same obligation upon the termination of the liquidation.

4.	The General Assembly of shareholders retains all of its rights during the duration of the liquidation.

5.	The balance sheets of the liquidation are approved by the General Assembly of the shareholders of the Company which also resolves upon the absolution of the liquidators from every liability.

6.	The results of the liquidation per year and the report on the reasons for which its completion has been obstructed are submitted to the General Assembly of the shareholders of the Company.
CHAPTER E
GENERAL PROVISIONS
Article 33
All matters not regulated under these present Articles of Incorporation are regulated by the provisions of Codified law 2190/1920, as in force each time and by the stipulations of any other special laws binding the Company.
Maroussi, 20 April 2007
CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR
(duly signed) Panagis Vourloumis

SEAL WITH THE FOLLOWING TEXT:
Certified True Copy
Of the Articles of Association of the above named Joint Stock Company (S.A.) that has been duly filed in the Registry of Joint Stock Companies Registry (S.A.) that is kept by our Service, under Reg. No: 347/06/B/10 as it is currently in force after the General Meeting of its Shareholders which took place on 03.04.2007.
Athens, 11-05-2007
(duly signed & official seal of the Ministry of Development)
Head of the Department
V. Mantalova

True and exact translation of the attached document according to Law 3026/1954 (Code for Lawyers)

Athens, 16 May 2007

ALEXANDRA PAPADEA ATTORNEY AT LAW HEAD OF CORPORATE DIVISION 99 KIFISSIAS AVE. 15124 MAROUSSI ATHENS, GREECE TEL.No: +302106117350, FAX: +302106118894